June 6, 2013

Loan Lauren P. Nguyen

Special Counsel

Ada D. Sarmento

Theresa Messinese

Lyn Shenk

Re:

Bigfoot Project Investments Inc.

Amendment No. 1 to

Registration Statement on Form S-1

Filed April 23, 2013

File No. 333-186706

Dear Ms. Nguyen:

Please find below the Company’s response to your comment letter of May 7, 2013.

General

1. We note your response to our prior comment 1, and we reissue. Please note that the prospectus should accurately describe your company as of the time of effectiveness. The prospectus should not unduly focus on or disproportionately emphasize your future plans or aspirations. Accordingly, please substantially revise the entire document so that it accurately presents your current situation. You may discuss what you plan to do but you should present that discussion in the context of a clear timeline which sets forth the obstacles and benchmarks that you must achieve along the way. Include your estimate of the financial requirements needed to reach your plan and discuss your plans for raising the money so that investors can make an informed decision about the quality of your plan. The other comments below are intended primarily to offer some guidance as you revise this prospectus.

Revised throughout.

2. We note your response to our prior comment 2, and we reissue as it does not appear that the disclosure was added. Please revise to provide the dealer prospectus delivery obligation on the outside back cover page of the prospectus pursuant to Item 502(b) of Regulation S-K.

Dealer prospectus delivery obligation added.

3. We note your response to our prior comment 3. Please correct the references in the penultimate sentence in the prospectus summary to Section 14A(a) and (b) of the Securities Exchange Act of 1934.

References to 34 Act  revised.

4. We note your response to our prior comment 4, and we reissue in part. Please revise the disclosure in the second paragraph of the prospectus summary to clarify that you have generated minimal revenues to date.

Clarification of minimal revenues added.

5. We note your response to our prior comment 5, and we reissue. We note that you compensated your directors and officers for their services in 2011 using common stock yet there is no Summary Compensation Table or Director Compensation Table disclosure. Please revise to include such disclosure.

Summary Compensation Table added.

6. We note that the amendment is dated April 2, 2013 but was filed on April 23, 2013. Please make sure to accurately reflect the date of filing in future amendments.

Revised for a more current date.

7. We note your response to our prior comment 9, and we reissue. Please delete the line starting with “If delivery of this prospectus is expected to be made pursuant to Rule 434”.

Deleted.

8. We note your response to our prior comment 10, and we reissue in part. In the table provided on the prospectus cover page, please clarify that common stock is being registered for sale by the selling shareholders.

Selling shareholder notation added.

Registration Statement Cover Page

9. We note your response to prior comment 8 that you have revised your company name through the filing for consistency; however, your company name here and throughout the filing do not match exactly your name as provided in your articles of incorporation. Please revise.

Revised to match articles exactly.

Prospectus Cover Page

10. We note your response to our prior comment 12, and we reissue. You have added language stating that you may reject any subscription. Please clarify whether a subscriber has the ability to revoke his or her subscription or if the subscription is irrevocable once made.

Disclosure that the shareholder cannot revoked his subscription once made added.

11. We note your response to our prior comment 13, and we reissue. Please reconcile the amount of the offering expenses disclosed here, in the Prospectus Summary and the Use of Proceeds sections ($300,000) with the amount shown on page II-1 ($13,973.96).

Expenses added to commissions or finders fees.

12. We note your response to our prior comment 14, and we reissue. Please revise the table included on this page to reflect this information if the maximum amount of the offering were to be sold. Also, please substantially revise to better reflect the per share information under the related column headings. We note that the information disclosed under the columns do not reflect the related column headings.

Maximum offering detail added.   Revised to reflect per share info.

Prospectus Summary, page 5

13. We note your response to our prior comment 15, and we reissue. As these materials appear to be your main assets, please revise the summary to briefly disclose the details of your acquisition of Searching for Bigfoot, Inc. and the related assets. Also briefly describe the assets that you currently possess and the projects that you are working on.

Additional details regarding acquisition added.

14. We note your response to our prior comment 16, and we reissue. Your independent auditor’s report expresses substantial doubt about your ability to continue as a going concern. Please disclose this information in the forefront of this section.

Going concern information added.

15. We note your response to our prior comment 17, and we reissue. Please revise to disclose your cash on hand as of the most recent practicable date, your monthly “burn rate,” pre and post-offering, and the month you will run out of funds without additional capital.

Cash and burn rate info added.

16. We note your response to our prior comment 19, and we reissue. Please revise the use of proceeds to fully reflect the categories of uses of proceeds or provide a cross-reference to the discussion on page 12.

Cross references provided.

Risk Factors, page 8

17. We note your response to our prior comment 22, and we reissue in part. On page 10, a portion of the industry-related risk factors does not appear to have a separate heading that adequately describes each risk factor followed by a discussion disclosing the attendant risks for the risk factor as required by Item 503(c) of Regulation S-K. There is no risk factor heading that adequately describes the risk factor regarding the use of the internet on page 12, and there appears to be risk factor headings but no discussion at the bottom of pages 11 and 12.

Headers added and expanded.

18. Please consider combining the second full risk factor on page 9 and the first full risk factor on page 11 as they appear to be repetitive.

Combined.

19. We note your response to our prior comment 23, and we reissue. There appears to be several boilerplate risk factors included in this section such as changes to government regulation and internet usage. Please review your risk factors and revise to discuss how these risks specifically relate to your business.

Deleted.

20. We note your response to our prior comment 24, and we reissue. Please include a risk factor quantifying the anticipated costs of being a public company and disclose that those expenses will be an additional challenge to profitability.

Public company expense factor added.

We lack an operating history and have losses, page 8

21. We note your response to our prior comment 25, and we reissue. Please disclose your monthly “burn rate,” the month you will run out of funds without the addition of capital and an estimate of the amount of funds needed to accomplish your business goals. Please quantify the amount of losses you may incur given your expected burn rate.

Cash and burn rate info added.

We face intense competition, page 9

22. The risks disclosed in the last paragraph of this risk factor do not appear to be related to the risks under this risk factor heading. Please create a separate risk factor with its own heading.

Separate factor and header added.

We will be dependent on third parties, page 9

23. Please specify what services these third parties would be providing.

Disclosure deleted.

We may depend on some third party delivery services, page 10

24. The last paragraph does not appear to belong in this risk factor. Please create a separate risk factor with its own heading.

Deleted and revised.

25. Please consider combining the remaining language in this risk factor with the last risk factor on page 9 as they appear to be repetitive.

Combined.

Use of Proceeds, page 13

26. We note your response to our prior comment 29, and we reissue. Please indicate the order of priority for all of the uses of proceeds if you only sell the minimum amount of shares and discuss your plans if less than the maximum proceeds are obtained. See Instruction 1 to Item 504 of Regulation S-K.

Priorities added as follows:

BIGFOOT PROJECT INVESTMENTS INC. SPEND PLAN MINIMUM OFFERING $300,000.00

PROJECT NAME	TOTAL ESTIMATED COST	BPII ESTIMATED NET INCOME YR-1	
BOSKO DVD 2013 Projected Plan	$45,206.40	BPII VOD Project 1st Yr Projection	$116,542.80
SFBI EXPEDITION PROJECT 1st Year Expenses	$51,740.00	BPII DVD Project 1st Yr Projection	$157,576.80
Distribution Contract DVD/VOD Projects YR-1	$180,000.00	* BPII 3D Movie Project 1st Return	$540,000.00
Bigfoot Project Investments Inc. Operating Expenses	$23,053.60	BPII Expedition - (Non Profit Project)	$0.00
MINIMUM INVESTMENT CAPITAL	**$300,000.00**		

BIGFOOT PROJECT INVESTMENTS INC. SPEND PLAN MAXIMUM OFFERING $2,700,000.00

PROJECT NAME	TOTAL ESTIMATED COST	BPII ESTIMATED NET INCOME Year 2	
BOSKO DVD Projected Plan Year 2	$45,206.40	BPII VOD Project Yr-2 Projection	$116,542.80
SFBI EXPEDITION PROJECT 2nd Year Expenses	$51,740.00	BPII DVD Project Yr-2 Projection	$157,576.80
Distribution Contract DVD/VOD Projects Year 2	$100,000.00	** BPII 3D Movie Project 2nd Return	$4,000,000.00
Foreign Distribution Contracts DVD/VOD Year 1/2	$300,000.00		
Advertizing Campaign for DVD/VOD Movies Year 1/2	$300,000.00		
Bigfoot 3D Movie Project	$400,000.00		
Bigfoot Project Investments Inc. New Movie 1	$450,000.00		
Bigfoot Project Investments Inc. New Movie 2	$450,000.00		
Bigfoot Project Investments Inc. New Movie 3	$450,000.00		
Bigfoot Project Investments Inc. Operating Expenses	$53,053.60		
MAXIMUM INVESTMENT CAPITAL	**$2,600,000.00**		
TOTAL INVESTMENT CAPITAL SPEND 2 YRS	**$2,900,000.00**	**TOTAL PROJECTED NET INCOME**	**$5,088,239.20**

* Note: The 3D movie production 1st Return is based on first day of principle photography. This could exceed 1 year.

** Note: The 3D Movie Production could exceed 2 years for production/distribution and 2nd return is based on expected results.

27. Please revise to clarify what would constitute “production and buildout” costs. Are these video production costs?

Production costs are all costs associated with developing a video movie, which includes any editing, special effects, trailer development, packaging design and advertising media/materials.  Buildout costs are all the actual packaging and DVD development for distribution to vendors. There are also advertising and distribution costs that market the movies.

Plan of Distribution, page 14

28. We note your response to our prior comment 32, and we reissue. Please reconcile the number of shares being offered by the selling shareholders listed elsewhere in the prospectus with the number disclosed in this section.

Revised for consistency.

List of Selling Shareholders, page 16

29. We note your response to our prior comment 34, and we reissue. We note your disclosure that “no selling shareholder has, or had, any material relationship with our officers or directors.” However, seven of the selling shareholders appear to be your officers and directors and one appears to be related to your President. Please revise to indicate the nature of any position, office or other material relationship that the selling shareholders have had with you within the past three years as required by Item 507 of Regulation S-K.

Additional disclosure added.

30. We note your response to our prior comment 35, and we reissue. Please revise to name in a footnote the control person of each of Equity Consultants and R4 Services.

Control disclosure added to disclose Netta Girard and Tom Biscardi.

31. We note your response to our prior comment 36. As you have clarified that you intend to apply for quotation on the OTCBB after the offering has been completed, please delete the language in this section that states that the selling shareholders may sell their shares in the public market if and when your stock is quoted on the OTCBB or listed on a securities exchange.

Deleted.

Business, page 18

32. We note your response to our prior comment 37, and we reissue. Please revise this entire section so that it provides a better sense of what your company and its products are. Much of the current disclosure here appears to describe your aspirations, rather than the actual state of your company. Please revise to accurately and succinctly disclose your current stage of development and discuss how you plan to generate revenues with your products. Will you buy films and then work on distributing them? Have you closed on the acquisition of “Searching for Bigfoot, Inc.”? Will you also produce your own films? Will you generate revenue solely from DVD and video on demand sales? If so, would you receive a percentage of the sales? Have you secured any movies to be marketed on DVD and Video on Demand? What is the purpose of the collection of artifacts? Will they be used in future movies or will they be sold as another part of your business? Please revise extensively to provide investors with a better understanding of what the actual investment risks and opportunities are. Consider the individual questions above as offering some assistance as you undertake the task of producing a prospectus which will be of use to investors considering an investment in your enterprise.

Revised.

33. We note your response to our prior comment 38, and we reissue. Please remove references to specific companies such as Amazon, Netflix, ITunes and Sony Playstation unless you have an executed agreement currently in effect. There are also references in this section to agreements with companies such as The Bosko Group, Channel Sources, Lions Gate Entertainment and Gravitas Ventures VOD. To the extent any of these contracts is material to you, please file a copy as a material contract.

Removed.

34. We note your response to our prior comment 39. Please update to disclose if the pilot episode aired in April, and, if so, whether a contract has been offered to you. To the extent this contracts is material to you, please file a copy as a material contract.

The pilot episode was aired in April, there have been no contracts offered to extend our services in programing.  We have therefore deleted this from the S-1.

35. We note your response to our prior comment 40, and we reissue in part. Please revise throughout the prospectus to refrain from using terms such as “stockpile” to describe your assets and properties as such terms do not adequately describe your assets.

Such terms deleted.

36. You have not addressed our previous comment 41. We therefore reissue the comment in its entirety. We note per the paragraph on the top of page 18 that on January 11, 2013 the Board of Directors passed a resolution to acquire Searching for Bigfoot, Inc. and all the projects and assets currently owned by this company; however, there is no further information throughout the filing or any additional reference to this purchase. Please tell us and revise to disclose the details of this purchase including but not limited to the purchase price and the source of purchase funds. Your Plan of Operations and Liquidity sections should also reflect this purchase as we note several projects per page 21 and no reference to these projects within MD&A. Finally, disclosure should be presented regarding this purchase in the subsequent event footnote to your financial statements as required by ASC 855.

Additional acquisition disclosure added.

Current Entertainment Market Trends, page 19

37. We note your response to our prior comment 42, and we reissue. Significant portions of your disclosure in this section describe the entertainment market trends. This prospectus relates specifically to the sale of your securities, and the presentation of entertainment trends and general industry data should not distract from the fact that your company is still in its initial stages of development. Please substantially revise your disclosure throughout the Business section to reduce or eliminate disclosure which merely recites general market data and practices instead of focusing on your company and its specific operations. Please revise to include a more detailed discussion of your reasonable expectation of how these trends will affect your business.

Additional discussion added and some disclosure eliminated.

38. We note your response to our prior comment 43, and we reissue. We note numerous claims and projections in this section such as how certain sectors in your industry are “buffered” from the economic crisis and how it is expected that consumers will adopt the high definition format. Please revise to substantiate the claims or clarify that such statements are the beliefs of management.

Belief of management disclosures added.

New Development Markets (Foreign Distribution), page 23

39. Please revise to clarify that the “obvious worldwide appeal of Searching for Bigfoot Inc. films” is the belief of management.

Added.

2013-Big Project Projection “Pursuit”, page 24

40. We note your response to our prior comment 46. Please revise to clarify that it is management’s belief that Pursuit “will do well in the market.”

Added.

Proprietary Rights Of Our Projects, page 24

41. We note your response to our prior comment 48, and we reissue in part. Based on your disclosure and response to our prior comment, the dinosaur fossil appears material to you. Please file a copy of the contract with the Blackfeet Nation as a material contract. Please also explain whether another part of your business will be selling artifacts and fossils.

Copy of contract with the Blackfeet Nation is filed as requested.  Selling artifacts and fossils will not be a part of Bigfoot Project Investments Inc.’s business.

Management’s Discussion and Analysis…, page 26

Plan of Operation, page 26

42. We note your response to our prior comment 51, and we reissue. Please revise to include a more detailed plan of operations to include specific information about the timelines and associated costs accompanying each proposed step in your business plan so that an investor can get a clearer picture of how and when you expect to generate additional revenue.

Additional details added.

Liquidity and Capital Resources, page 27

43. We note your response to our prior comment 53, and we reissue in part. We note in the financial statements that there is a $9,000 loan from a shareholder and director. Please disclose that fact and the terms of the loan in this section.

Terms disclosed.   The loan is from Gretta Goth, there is no interest and it is to be repaid upon the company raising funds in an offering.

Security Ownership of Certain Beneficial Owners and Management, page 28

44. We note your response to our prior comment 54, and we reissue. Please indicate who the directors and named executive officers are in the table. Please also disclose as a separate line item the amount of securities held by your directors and executive officers as a group without naming them but note the number of individuals in that group. You do not need to show how many shares will be owned before and after the offering in this table. However, such information should be disclosed in the selling shareholders table on page 15. Please revise this table and the selling shareholders table accordingly. Refer to Item 403 of Regulation S-K.

Table revised for clarity on officers and directors.

45. We note your response to our prior comment 55, and we reissue in part. Since Messrs. Kazubowski, Fletcher and Biscardi Jr. are directors, they should be disclosed individually in the table as separate line items. Please revise.

Added to the disclosure.

46. Please provide the information in this table as of the most recent practicable date to the filing date.

Updated date.

Management, page 29

47. We note your response to our prior comment 58. Please confirm that Messrs. Biscardi and Biscardi Jr. are not related. If they are, please state that in this section. See Item 401(d) of Regulation S-K.

Disclosure added that they are father and son.

48. We note your response to our prior comment 59, and we reissue. Please revise each director and executive officer biography to include only the information required by Item 401 of Regulation S-K and to clearly disclose the positions held by each executive officer during the past five years only. If each person is not employed on a full time basis by you, describe the other business activities in which they are concurrently engaged.

Extra information deleted.

49. We note your response to our prior comment 60, and we reissue in part. Please revise to disclose, on an individual basis, the particular and specific experience, qualifications, attributes or skills that led the board to conclude that Messrs. Fletcher, Kelada, Kazubowski and Marlette should serve as directors of the company.

Additional specific skills added.

50. Please substantiate the claim that Mr. Biscardi has become a “leading expert” in the research of Bigfoot.

Reference deleted.

Certain Relationships and Related Transactions, page 37

51. We note your response to our prior comment 64, and we reissue. Please specify which officers and directors were issued shares in the November 30, 2011 offering in this section, and please disclose who the related party is to whom you issued 200,000 shares on March 15, 2012 and what their relationship is to you. If these transactions are meant to reflect the same transactions disclosed in the Recent Unregistered Sales of Securities section, please reconcile the dates of the transactions listed here and in that section.

Dates reconciled.

Disclosure of Commission Position…, page 37

52. We note your response to our prior comment 65, and we reissue in part. Please revise the reference to the Certificate of Incorporation in the Exhibit 5.1 legal opinion to Articles of Incorporation.

Revised opinion attached.

Note 1: Summary of Significant Accounting Policies, page F-17

Revenue Recognition

53. You have not addressed our previous comment 66. We therefore reissue the comment in its entirety. Please tell us and expand your policy to disclose the types of services and service arrangements referenced in your policy. In addition, expand your policy to describe the meaning of “earned”. See ASC 605.

Revenue recognition section enhanced.

Financial Statements

54. Rule 8-03 of Regulation S-X requires interim statements of operations, statements of changes in stockholders’ deficit, and statements of cash flows for the period from the latest fiscal year-end to the interim balance sheet date, and for the corresponding period in the prior fiscal year. Therefore, at this time, statements of operations, statements of changes in stockholders’ deficit, and statements of cash flows for the six month interim period of August 1, 2012 through January 31, 2013, and for the six month interim period of inception (November 30, 2011) through January 31, 2012 should be presented. Please revise.

Six month period details added.

55. Please update your financial statements as appropriate in compliance with Rule 8-08 of Regulation S-X.

Updated.

Signatures, page II-4

56. We note your response to our prior comment 68, and we reissue. Please revise the second half of your signature page to include the signature of your principal financial officer and your controller or principal accounting officer. Please also include the signatures of at least a majority of your board of directors. In your future amendments, please have the registrant and each individual sign as of the closest practicable date to the filing date. Refer to Instruction 1 to Signatures on Form S-1.

Revised for clarity that the above are all signatories.

Exhibit 5.1

57. We note your response to our prior comment 70, and we reissue. The opinion states that 26 individual shareholders are the selling shareholders yet there are only 11 selling shareholders listed in the prospectus. Please revise.

Opinion revised.

Exhibit 23.1

58. Please file an updated consent letter from your auditor.

Updated consent included.

Very truly yours,

/s/ Carmine T. Biscardi

Carmine T. Biscardi

President

Bigfoot Project Investments Inc